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                               March 1, 2024

       Paul Scrivano
       Partner, Davis Polk & Wardwell LLP
       CymaBay Therapeutics, Inc.
       1600 El Camino Real
       Menlo Park, CA 94025

                                                        Re: CymaBay
Therapeutics, Inc.
                                                            SC TO-T filed
February 23, 2024 by Pacific Merger Sub, Inc. and Gilead
                                                            Sciences, Inc.
                                                            File No. 005-87950

       Dear Paul Scrivano:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-T

       General

   1.                                                   We note that Ms.
Dorling is both an executive at Gilead and a director at CymaBay.
                                                        Please provide us your
detailed legal analysis of the application of Rule 13e-3 with respect to the current
transaction, given your affiliation with CymaBay.
       Conditions of the Offer, page 48

   2. Refer to the last paragraph of this section, after the bullet points. We note the disclosure that you may assert a
condition    regardless of the circumstances...(including any action or inaction by the Parent
or Purchaser)... .    A tender offer may be conditioned on a variety
                                                        of events and
circumstances, provided that they are not within the direct or indirect control of the bidder, and are
drafted with sufficient specificity to allow for objective verification that the conditions
have been satisfied. With this in mind, revise the referenced language to exclude your
reference to actions or inactions by Parent or Purchaser.
 Paul Scrivano
CymaBay Therapeutics, Inc.
March 1, 2024
Page 2
3. We also note that you have reserved the right to assert the occurrence of any of the
         conditions to the offer    at any time and from time to time.
Defining the conditions as an
         ongoing right that may be asserted at any time and from time to time suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.
4. Refer to the disclosure in the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language indicates that once an offer condition is triggered, you may assert it at any time and from time to time. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at 202-551-3619.



FirstName LastNamePaul Scrivano                                 Sincerely,
Comapany NameCymaBay Therapeutics, Inc.
                                                                Division of
Corporation Finance
March 1, 2024 Page 2                                            Office of
Mergers & Acquisitions
FirstName LastName